Release Time    IMMEDIATE
Date            18 October 2000
Number          97/00


BHP CONSIDERS FEDERAL COURT DECISION ON TAX CASE

The Broken Hill Proprietary Company Limited (BHP) said it would consider seeking leave to appeal to the High Court of Australia following today's ruling by the Full Bench of the Federal Court in favour of the Australian Taxation Office. BHP has 28 days to lodge a special leave application.

The ruling follows the Australian Taxation Office appeal to the Full Bench of the Federal Court, after the Federal Court ruled in BHP's favour on 23 November 1999.

The dispute concerned the deductibility of financing costs paid to General Electric Company in connection with BHP's acquisition of the Utah Group in the early 1980s. The Australian Taxation Office had sought to recover from BHP a disputed tax amount of about $A88 million plus $A125 million in interest charges.

The Company disclosed a total contingent liability of $A211 million, as at 30 June 2000, in the 2000 Annual Report. Of the total amount $A79 million had previously been paid and was accounted for as a non-current asset in the financial statements, pending finalisation of the litigation.



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